SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For June 1, 2004 to June 30, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 7 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1.      Press Release: Nextel Partners Selects NICE Contact Center Solutions. Dated June 7, 2004.

2.      Press Release: DIRECTV Selects NICE Web-based Call Center Solutions. Dated June 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: July 7, 2004

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Nextel Partners Selects NICE Contact Center Solutions

Ra`anana, Israel, June 7, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Nextel Partners, Inc. (NASDAQ:NXTP), exclusive provider of wireless digital communications services using the Nextel brand name in mid-sized and rural U.S. markets, has selected NICE Systems` contact center solutions to handle quality management in Nextel Partners Customer Care Centers.

An industry leader in customer retention, Nextel Partners is at the forefront of providing advanced communications solutions with differentiated products such as Nationwide Direct ConnectSM, a digital long-range walkie-talkie service that enables Nextel customers to communicate from coast to coast at the push of a button. The NICE solutions will support Nextel Partners` efforts to enhance  sales, and ensure 100 percent customer satisfaction through the delivery of premier customer service.

"Our partners (employees) are critical to our success in providing the best customer service possible.  That`s why it`s important to provide tools that help them deliver great customer service and reward them for a job well done," said Philip Gaske, Director of Customer Care for Nextel Partners. "NICE is enabling us to effectively manage the standard of service delivered by our sales and customer support representatives. Good work that deserves recognition, as well as areas in need of improvement, can be quickly and easily identified via monitoring and reporting applications that reside within the NICE quality management solution, and which can be customized to fit our specific management objectives."

"Nextel Partners joins our extensive list of world-class telecommunications providers," said Shlomo Shamir, president and CEO of NICE Systems, Inc.  "In this highly competitive industry, where bringing new customers online and keeping customer satisfaction high is essential, these organizations rely on NICE to help them deliver the world class customer service their users demand.  Having won high profile awards for its work environment and employee benefits, Nextel Partners obviously cares about employee satisfaction as well, and our solutions have well-proven capabilities to ensure that high standards of service within the customer support center do not go unrecognized."

About Nextel Partners

Nextel Partners, Inc. (NASDAQ: NXTP), based in Kirkland, Wash., has exclusive rights to offer the same fully integrated, digital wireless communications services from Nextel Communications (Nextel) in mid-sized and rural markets in 31 states where approximately 53 million people reside.  Nextel Partners and Nextel together offer the largest guaranteed all-digital wireless network in the country serving 296 of the top 300 U.S. markets.  To learn more about Nextel Partners, visit www.nextelpartners.com.

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and

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distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission..

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DIRECTV Selects NICE Web-based Call Center Solutions

Ra`anana, Israel, June 29, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that DIRECTV, the leading digital multi-channel service provider in the U.S., with more than 12.6 million customers, has chosen to upgrade to NICE`s web-based solutions for its call center in Boise, Idaho.

DIRECTV has been utilizing NICE solutions for five years to improve the service it delivers to its customers over the phone. "The NICE web-based solutions have been a useful tool in continuously improving our quality management and consultant training programs," said Peter Giacalone, executive vice president of customer satisfaction, DIRECTV, Inc.  "With the NICE solutions upgrade, we will continue growing the skills of our call center employees and understanding the needs of our customers."

"In the highly competitive satellite/cable TV industry where customers are lured from one provider to another with special incentives and price breaks, customer service is a key differentiator that makes companies like DIRECTV stand out from the competition," said Shlomo Shamir, president and CEO of NICE Systems, Inc.  "With long experience and proven technological skill and innovation, NICE is well-positioned to provide industry leaders like DIRECTV with solutions that can extract the value in customer interactions for practical use across the enterprise."

About DIRECTV

DIRECTV is the nation`s leading digital multichannel television service provider with more than 12.6 million customers.  DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of The DIRECTV Group, Inc. (NYSE: DTV). The DIRECTV Group is a world-leading provider of digital multichannel television entertainment, broadband satellite networks and services, and global video and data broadcasting. The DIRECTV Group is 34 percent owned by Fox Entertainment Group, which is approximately 82 percent owned by News Corporation Ltd.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

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NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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